The Loomis Sayles Investment Trust shareholders voted on the following proposal at a special meeting held on April 6, 1999.

To elect the following Trustees:	Voted For	Withheld

Charles J. Finlayson	23,053,640.741	0.000
Earl W. Foell	22,204,030.351	849,610.390
Mark W. Holland	23,053,640.741	0.000
Timothy J. Hunt	22,317,464.151	0.000